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                                                                  EXHIBIT (a)(3)


                          [LOGO OF GUEST SUPPLY, INC.]


February 5, 2001

Dear Shareholders:

On behalf of the Board of Directors of Guest Supply, Inc. ("Guest Supply"), I am pleased to inform you that on January 22, 2001, Guest Supply entered into a Merger Agreement and Plan of Reorganization (the "Merger Agreement") providing for the acquisition of Guest Supply by Sysco Corporation ("SYSCO").

Under terms of the Merger Agreement, a subsidiary of SYSCO will commence an offer to exchange shares of SYSCO common stock for all outstanding shares of Guest Supply. The number of SYSCO shares you will receive will be based on the average of the closing prices per share of SYSCO common stock on The New York Stock Exchange for each of the fifteen consecutive trading days ending on the trading day that is five trading days prior to the date on which SYSCO accepts the Guest Supply shares tendered in the offer, which we refer to as the SYSCO average trading price. If the SYSCO average trading price is at least $22.00 but less than or equal to $30.00, you will receive for each Guest Supply share a number of SYSCO shares equal to $26.00 divided by the SYSCO average trading price. If the SYSCO average trading price is less than $22.00, you will receive
1.1818 SYSCO shares for each Guest Supply share. If the SYSCO average trading price is more than $30.00, you will receive 0.8667 SYSCO shares for each Guest Supply share.

Pursuant to the Merger Agreement, the offer will be followed by a back-end merger on the same terms as those in the offer and will be subject to customary closing conditions, including that a majority of Guest Supply's outstanding shares, on a fully diluted basis, have been tendered and that antitrust clearance has been obtained.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, GUEST SUPPLY'S SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT GUEST SUPPLY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors as described in the enclosed
Solicitation/Recommendation Statement on Schedule 14D-9, including the fairness opinion of U.S. Bancorp Piper Jaffray, a financial advisor to Guest Supply, that, based upon and subject to the assumptions,



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factors and limitations set forth in the opinion, the exchange ratio for the proposed transaction is fair, from a financial point of view to Guest Supply's shareholders.

Accompanying this letter and Schedule 14D-9 are (i) the fairness opinion of U.S. Bancorp Piper Jaffray, which is attached as Annex A to the Schedule 14D-9, and
(ii) SYSCO's Preliminary Prospectus, dated February 5, 2001, together with related materials, including the Letter of Transmittal to be used for tendering shares of Guest Supply. These documents set forth the terms and conditions of the Offer and describe the reasons for the recommendation of the Board of Directors and certain other factors that shareholders should consider. We urge you to read the enclosed materials carefully.

If you need assistance with the tendering of your shares, please contact the information agent for the Offer, MacKenzie Partners, Inc., at its address or telephone number appearing on the back cover of the Preliminary Prospectus.

On behalf of the Board of Directors and management of Guest Supply, we thank you for your support.

Very truly yours,

/s/ Clifford W. Stanley

Clifford W. Stanley
Chairman of the Board of Directors